

Mail Stop 7010

May 12, 2006

via U.S. mail and facsimile

Mark C. Miller
President and Chief Executive Officer
Stericycle, Inc.
28161 North Keith Drive
Lake Forest, Illinois 60045

> **Re: Stericycle, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
> **File No. 0-21229**

Dear Mr. Miller:

        We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Income, page 33

1. We note that in November 2005, you reached a preliminary settlement for the 3CI class action litigation by minority shareholders of 3CI and 3CI, which was approved by the court on March 14, 2006. Specifically, you agreed to pay $32.5 million cash to:
   • Settle all claims in the Louisiana and Texas litigations;

- Cancel and/or acquire all of the shares of the 3CI common stock held by members of the plaintiff class; and
- Pay court-approved administrative expenses and legal fees.

We note that you have recognized the entire $32.5 million cash settlement as a non-operating expense. Article 5-03(b)(8) and (9) of Regulation S-X defines non-operating expenses as amounts related to interest expense, debt discount amortization, losses on securities, and miscellaneous income deductions. For the portion of the cash settlement that relates to the settlement of the claims and administrative expenses and legal fees, please amend your Form 10-K to restate your consolidated statements of income to reclassify the expense within income from operations, or tell us the authoritative literature that supports your non-operating classification.

For the portion of the cash settlement that will be used to acquire minority equity interest in 3CI, it is unclear to us why you expensed this portion of the settlement instead of applying the guidance set forth in paragraph 14 of SFAS 141. Please tell us the following:

- The portion of the cash settlement that will be used to purchase the minority interest shares of 3CI common stock;
- The percent of equity interest in 3CI purchased through the legal settlement; and
- How you determined the fair value of the 3CI common stock purchased as part of the legal settlement.

Please amend your Form 10-K to restate your consolidated financial statements to reflect the acquisition of the non-controlling equity interests in 3CI from the legal settlement in accordance with the guidance set forth in SFAS 141, paragraphs 14 and A5-A7. Otherwise, please tell us the authoritative literature that supports your accounting for the acquisition of the non-controlling equity interests in 3CI.

2. We note that during fiscal year 2006 you also have acquired the remainder of the non-controlling equity interests in 3CI that were not acquired as part of the legal settlement through a "short-form merger under Delaware law." Please tell us how you intend to account for the acquisition of these shares of 3CI stock, the percentage of 3CI's equity interest purchases, and the purchase price of this equity interest.

3. We note that you have classified $1.4 million for the impairment of the unamortized portion of the license fee intangible asset and the $0.4 million for the license agreement settlement as non-operating expenses. Per paragraph 25 of SFAS 144, the impairment of the intangible asset is to be recognized within income from operations. As for the license agreement, it appears to relate to the operations of your business. Furthermore, it does not appear that the legal settlement expense meets the definition of a non-operating expense per Article 5-03(b)(8) and (9) of Regulation S-X. As such, it is unclear to us how you determined to classify the $1.8 million for the legal settlement and related expense as non-operating expenses. Please amend your Form

10-K to restate your consolidated statements of income to reclassify the impairment and legal settlement within income from operations, or tell us the authoritative literature that supports your non-operating expenses classification.

4. Based on the above comments requesting you to amend your Form 10-K for the fiscal year ended December 31, 2005, please address the following items:
   - If you conclude that your prior filing should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.
   - Please tell us when you will file your amended Form 10-K. We remind you that when you file your amended Form 10-K, you should appropriately address the following:
     o An explanatory paragraph in the reissued audit opinion;
     o Full compliance with SFAS 154, paragraphs 25 and 26;
     o Fully update all affected portions of the document, including MD&A, selected financial data and quarterly financial data;
     o Updated Item 9A disclosures should include the following:
       – A discussion of the restatement and the facts and circumstances surrounding it;
       – How the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures;
       – Changes to internal control over financial reporting; and
       – Anticipated changes to disclosure controls and procedures and/or internal control over financial reporting to prevent future misstatements of a similar nature.
       Refer to Items 307 and 308(c) of Regulation S-K.
     o Updated reports from management and your independent auditors regarding your internal controls over financial reporting.
     o Updated certifications.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief